Exhibit 12.b

                        MORGAN STANLEY DEAN WITTER & CO.

        Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                              (Dollars in millions)

                                                         Fiscal Year
                                              1999           1998         1997
                                              ----           ----         ----


Earnings:
   Income before income taxes(l)             $7,728         $5,385       $4,274
   Add:    Fixed charges, net                11,499         13,614       10,898
                                             ------         ------       ------
     Income before income taxes and
       fixed charges, net
                                            $19,227        $18,999      $15,172
                                            =======        =======      =======
Fixed charges:
   Total interest expense                   $11,390        $13,514      $10,806
   Interest factor in rents                     109            100           92
   Preferred stock dividends                     72             87          110
                                                ---            ---          ---
         Total fixed charges                $11,571        $13,701      $11,008
                                            =======        =======      =======
Ratio of earnings to fixed charges            1.7             1.4          1.4


(1) 1998 Income before income taxes does not include a cumulative effect of accounting change.

"Earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of interest costs, including interest on deposits, and that portion of rent expense estimated to be representative of the interest factor. The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.